UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ACTIVE POWER, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00504W308
(CUSIP Number)

April 26, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00504W308

1.	Names of Reporting Persons: PVAM Perlus Microcap Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [X]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Jersey, Channel Islands

5.	Sole Voting Power: Nil

6.	Shared Voting Power: 2,533,549 shares of common stock

7.	Sole Dispositive Power: Nil

8.	Shared Dispositive Power: 2,533,549 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,533,549 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 10.96%(1) of all of the outstanding shares of the Issuer

12.	Type of Reporting Person (See Instructions): PN

Notes:
(1)	Calculated based on 23,110,059 shares of common stock outstanding as of April 20, 2016 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on April 26, 2016.

CUSIP NO. 00504W308

1.	Names of Reporting Persons: PVAM Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [X]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

5.	Sole Voting Power: Nil

6.	Shared Voting Power: 2,533,549 shares of common stock

7.	Sole Dispositive Power: Nil

8.	Shared Dispositive Power: 2,533,549 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,533,549 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 10.96%(1) of all of the outstanding shares of the Issuer

12.	Type of Reporting Person (See Instructions): CO

Notes:
(1)	Calculated based on 23,110,059 shares of common stock outstanding as of April 20, 2016 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on April 26, 2016.

CUSIP NO. 00504W308

1.	Names of Reporting Persons: Pacific View Asset Management (UK) LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [X]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

5.	Sole Voting Power: Nil

6.	Shared Voting Power: 2,533,549 shares of common stock

7.	Sole Dispositive Power: Nil

8.	Shared Dispositive Power: 2,533,549 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,533,549 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 10.96%(1) of all of the outstanding shares of the Issuer

12.	Type of Reporting Person (See Instructions): PN

Notes:
(1)	Calculated based on 23,110,059 shares of common stock outstanding as of April 20, 2016 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on April 26, 2016.

Item 1.

(a)	Name of Issuer: Active Power, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 2128 W. Braker Lane, BK 12, Austin, Texas 78758

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if none, Residence:

(c)	Citizenship:

This Schedule 13G is being filed on behalf of (i) PVAM Perlus Microcap Fund L.P., a limited partnership formed under the laws of Jersey in the Channel Islands; (ii) PVAM Holdings Ltd., a corporation formed under the laws of the United Kingdom; and (iii) Pacific View Asset Management (UK) LLP, a limited liability partnership formed under the laws of the United Kingdom (together, the “Reporting Persons”).

PVAM Perlus Microcap Fund L.P. is the beneficial owner of 2,533,549 shares of common stock of Active Power, Inc. (the "Shares"). The Shares are held in the account of PVAM Perlus Microcap Fund L.P., the investments of which are managed by Pacific View Asset Management (UK) LLP of which PVAM Holdings Ltd. ("PVAM") is the managing member. Pacific View Asset Management (UK) LLP ("PVAM LLP") exercises voting power and shares dispositive control over the Shares and PVAM shares indirect voting and dispositive power over the Shares. Each of PVAM and PVAM LLP disclaims beneficial ownership of the Shares.

The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office address of PVAM Perlus Microcap Fund L.P. is Fifth Floor, 37 Esplanade, St. Helier, Jersey, Channel Islands JE1 2TR.

The principal business office address of PVAM Holdings Ltd. is 5th Floor 6 St. Andrew Street, London EC4A 3AE, United Kingdom.

The principal business office address of Pacific View Asset Management (UK) LLP is 5th Floor 6 St. Andrew Street, London EC4A 3AE, United Kingdom.

(d)	Title of Class of Securities: Common Stock, par value $0.001

(e)	CUSIP Number: 00504W308

Item 3. If this statement is filed pursuant to §§ 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E):

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F):

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G):

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned: PVAM Perlus Microcap Fund L.P. beneficially owns 2,533,549 shares of common stock of the Issuer

(b)	Percent of Class: 10.96%, calculated based on 23,110,059 shares of common stock outstanding as of April 20, 2016 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on April 26, 2016.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	PVAM Perlus Microcap Fund L.P.	0
	PVAM Holdings Ltd.	0
	Pacific View Asset Management (UK) LLP	0

(ii)	Shared power to vote or to direct the vote:

	PVAM Perlus Microcap Fund L.P.	2,533,549 shares of common stock
	PVAM Holdings Ltd.	2,533,549 shares of common stock
	Pacific View Asset Management (UK) LLP	2,533,549 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

	PVAM Perlus Microcap Fund L.P.	0
	PVAM Holdings Ltd.	0
	Pacific View Asset Management (UK) LLP	0

(iv)	Shared power to dispose or to direct the disposition of:

	PVAM Perlus Microcap Fund L.P.	2,533,549 shares of common stock
	PVAM Holdings Ltd.	2,533,549 shares of common stock
	Pacific View Asset Management (UK) LLP	2,533,549 shares of common stock

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d -3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2016

PVAM PERLUS MICROCAP FUND L.P.

By:	/s/ Brian Endres
Name: Brian Endres
Title: Director of PVAM Limited, as General Partner

PVAM HOLDINGS LTD.

By:	/s/ Brian Endres
Name: Brian Endres
Title: Director

PACIFIC VIEW ASSET MANAGEMENT (UK) LLP

By:	/s/ Brian Endres
Name: Brian Endres
Title: Authorized Signatory